BACCHUS LAW GROUP Corporate & Securities Law	1511 West 40th Avenue Vancouver, BC V6M 1V7 Tel 604.732.4804 Fax 604.408.5177

September 18, 2006

Thomas A. Jones
Senior Attorney, Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Jones:

Re:	Lexington Energy Services Inc. (the “Company”)
Amendment No. 3 to Registration Statement on Form SB-2
Filed September 1, 2006
File No. 333-134175

In response to your comment letter dated September 15, 2006, please find enclosed three marked copies of the Company’s Amended Registration Statement No. 4 on Form SB-2/A for your review, along with one set of new exhibits.

In response to your comments, the Company makes the following responses and has made the following changes to its Amended Registration Statement:

Prospectus Cover Page

1.	Please refer to prior comment 1. The cover page should only consist of one page. Please revise.

RESPONSE: We have corrected the cover page.

Prospectus Summary, page 1

2.	Please refer to prior comment 12. Please add a section about recent developments to briefly discuss the $2.1 million received in August 2006 and how you used such proceeds.

RESPONSE:

We have added the following:

"Recent Developments

In August 2006, we issued 2,567,952 common shares to investors at $0.85 per share, for cash proceed of approximately $2,182,759. Of these proceeds, we paid approximately $600,000 towards purchase of a Nitrogen Generation Unit, paid approximately $400,000 in professional fees, salaries, office expenses, travel, and other general and administrative expenses, and we spent approximately $560,000 through our subsidiary LexCore Services Inc. for leasehold improvements, equipment purchases and salaries. As of September 14, 2006, we have approximately $600,000 in our bank accounts. We intend to use this amount for general and administrative expenses which will include salaries, marketing and promotion, tradeshow costs, travel, meals, rent, office maintenance, consulting fees, audit and legal expenses, communication expenses and other office expenses."

Risk Factors, page 4

3.	Please refer to prior comment 4. Please add a risk factor to clarify whether Messrs, Nimeck and Kristof may sell their 4 million shares of common stock at the same time that you are selling your 5 million shares.

RESPONSE:

We have added the following risk factor:

"18. Because Larry Kristof and Brent Nimeck, our Directors, are offering shares to prospective investors on behalf of Lexington and on their own behalf, sales of our stock through our direct offering will be in competition with sales of our Directors' stock. If we do not raise sufficient money through our direct offering, we may never be able to carry out our business plan. Under this Registration Statement we are offering 5,000,000 common shares at $0.85 per share on a best efforts basis, through our directors and officers Brent Nimeck and Larry Kristof. Mr. Nimeck is also registering an offering, as a selling shareholder, 2,000,000 common shares for sale at a fixed price of $0.85 (some of these shares are offered through a company Mr. Nimeck controls) and Mr. Kristof is offering for sale, as a selling shareholder, 2,000,000 common shares at $0.85 each under this Registration Statement. Our directors may sell their shares at the same time that we are offering our shares for sale through the direct offering. Since Mr. Nimeck and Mr. Kristof will be offering shares both on behalf of Lexington and on their own behalf, there is a risk that Lexington will lose sale opportunities where Mr. Kristof or Mr. Nimeck have sold their own stock to share purchasers rather than Lexington's stock. If this happens, we may not be successful in raising all of the money we need to continue operating, and we may not be successful in generating revenues."

Description of Securities, page 34

4.

Please refer to prior comment 12. Please disclose the number of common shares that are presently outstanding. Also, disclose the total amount of shares that underlie all outstanding obligations to issue shares, including shares underlying options, warrants, notes, and all other arrangements.

RESPONSE:

We have added the following:

" As of September 14, 2006, we have 17,835,578 shares of our common stock outstanding and we have outstanding obligations to issue up to 3,350,000 common shares pursuant to options we have granted at exercise prices ranging from $0.10 to $0.85 and with expiry dates ranging from October 1, 2007 to August 1, 2008. Other than the options, we have no other outstanding convertible securities."

Please do not hesitate to contact me if you have any questions.

Yours truly,

BACCHUS LAW GROUP

Per: /s/ Penny O. Green

Penny O. Green
Barrister, Solicitor & Attorney
Member, Washington State Bar Association
Member, Law Society of BC